UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Application of Unitil Corporation	)
	) CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1	) RULE 24 UNDER THE PUBLIC
	) UTILITY HOLDING COMPANY ACT
(File No. 70-9633)	) of 1935

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Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation ("Unitil"), on behalf of itself and its subsidiaries, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources Inc. and Unitil Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR. No. 27182; File No. 70-9633, June 9, 2000).

Exhibit

Exhibit A -   Quarterly Report of Unitil Corporation and Its Subsidiaries by Short-term Borrowings and Money Pool Transactions for the first quarter of 2001.

<u>SIGNATURE</u>

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION

By: /s/ Mark H. Collin
          Mark H. Collin
          Treasurer

Dated: April 30, 2001

QUARTERLY REPORT BY
UNITIL CORPORATION AND ITS SUBSIDIARIES
OF SHORT-TERM BORROWINGS
AND MONEY POOL TRANSACTIONS
FOR THE FIRST QUARTER OF 2001

	Unitil Corporation	Concord Electric Company	Exeter & Hampton Electric Company	Fitchburg Gas & Electric Light Company
(a)				
Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter:				
Money Pool	N/A	$7,068,435	$7,862,498	$25,512,308
Banks	$39,500,000	None	None	None
(b)				
Average Interest Rate for the Money Pool Borrowings During the Quarter*	N/A	5.98%	5.99%	5.99%
(c)				
Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter:				
Fleet Bank - NH	$20,500,000	None	None	None
Citizens Bank	$10,000,000	None	None	None
Sovereign Bank	$9,000,000	None	None	None

* Excludes Bank Service and Commitment Fees

QUARTERLY REPORT BY
UNITIL CORPORATION AND ITS SUBSIDIARIES
OF SHORT-TERM BORROWINGS
AND MONEY POOL TRANSACTIONS
FOR THE FIRST QUARTER OF 2001

	UNITIL Power Corp.	UNITIL Realty Corp.	UNITIL Service Corp.	UNITIL Resources Inc.
(a) Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter:				
Money Pool	$2,808,092	$69,655	$2,649,083	$3,401,773
Banks	None	None	None	None
(b) Average Interest Rate for the Money Pool Borrowings During the Quarter*	6.09%	6.49%	5.95%	5.96%
(c) Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter:				
Bank of Boston	None	None	None	None
Fleet Bank - NH	None	None	None	None
Citizens Bank	None	None	None	None
Sovereign Bank	None	None	None	None

* Excludes Bank Service and
Commitment Fees